4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE ANNOUNCES THIRD QUARTER FISCAL 2009
FINANCIAL RESULTS

WINNIPEG, Manitoba - (April 14, 2009) Medicure Inc. (TSX:MPH), today reported the results of operations for the three and nine month periods ended February 28, 2009. All amounts referenced herein are in Canadian dollars unless otherwise noted.

"We are pleased to report the continued growth in revenue in the third quarter of fiscal 2009, with year to date revenue now well over double the same period in the previous fiscal year. While Medicure's commercial team continues to strengthen and grow the AGGRASTAT® brand, progress is being made in the clinical development of the AvastremTM," stated Medicure's President and CEO, Albert D. Friesen, PhD. "Continuation of the positive trends we have seen in our commercial business and developments from our research program over the last few quarters will enhance our potential to attract necessary additional capital."

AGGRASTAT® Update

Net revenue from the sale of AGGRASTAT® for the third quarter of fiscal 2009 increased by 111% compared to the same period in fiscal 2008 and by 2% over the net revenue for the previous quarter. This is the fifth consecutive quarter of growth in net revenue for the product. Net revenue for the nine months ending February 28, 2009 grew by $2.6 million or 173% to $4.1 million versus the same period in fiscal 2008.

Clinical Update
Medicure Inc. has received Health Canada, Therapeutic Products Directorate approval for a Phase II clinical study of Avastrem™ for the treatment of Tardive Dyskinesia (TD), a common side effect of antipsychotic medications which are used to treat schizophrenia and schizoaffective disorders. The Company anticipates enrollment to begin in April 2009.

This 12-week, randomized, double-blind, placebo-controlled, parallel group comparative study will evaluate the safety and efficacy of Avastrem™ in reducing the expressed symptoms of TD compared to placebo. The Abnormal Involuntary Movement Scale (AIMS) will be used to assess the improvement in symptoms after treatment from baseline through to week 12. The study will enroll approximately 140 patients with a planned interim analysis about mid way.

Financial Results

The financial results for the three month period ended February 28, 2009 include a consolidated net loss of $3,644,000 or $0.03 per share, compared to $22,675,000 or $0.17 per share to the same period in fiscal 2008. The nine month consolidated net loss to February 28, 2009 was $13,628,000 or $0.10 per share compared to $54,697,000 or $0.44 per share to the same period in fiscal 2008. This is a significant improvement from the prior year. Some of the more significant items impacting the results are discussed below.

Net product revenues for the three and nine month periods ending February 28, 2009 were $1,486,000 and $4,115,000 compared to $703,000 and $1,506,000 for the same periods in fiscal 2008 - an increase of 111% and 173% respectively. The increase is attributable to a higher demand from our wholesalers and the strengthening of the US dollar.

Research and development expenditures for the three and nine month periods ending February 28, 2009 were $177,000 and ($198,000) compared to $6,251,000 and $28,720,000 in the same periods of fiscal 2008. Research and development expenditures decreased significantly for factors including, but not limited to, the completion of the MEND CABG II study in fiscal 2008 and the recovery of costs associated with the study which the Company realized during fiscal 2009. Research and development costs are expected to be lower during fiscal 2009 as the company focuses on its commercial product and only on selected research and development programs.

Selling, general and administrative expenditures decreased by $868,000 to $1,756,000 during the three month period ended February 28, 2009 as compared to $2,624,000 in the same period in fiscal 2008. Selling, general and administrative expenditures for AGGRASTAT® increased during the three month period ended February 28, 2009 as compared to the same period in fiscal 2008 due mainly to the strengthening of the US dollar versus the Canadian dollar. On a year to date basis's the Selling, general and administrative expenditures for AGGRASTAT® continues to be well below that compared to the prior year. Other selling, general and administrative expenditures decreased significantly during the three and nine month periods ended February 28, 2009 as compared to the same period in fiscal 2008 due to a reduced level of staff, lower professional fees and administrative expenses associated with financing activities and the reduction of regulatory fees.

Interest expense for the three and nine month periods ending February 28, 2009 were $960,000 and $4,122,000 compared to $1,096,000 and $2,759,000 compared to the same periods in fiscal 2008. The increase for the nine month period was due to the higher level of debt outstanding during the period, an early termination fee paid in relation to the repayment of the Merrill Lynch debt last quarter and to the strengthening of the US dollar during the period.

Foreign exchange loss for the three and nine month periods ending February 28, 2009 were $809,000 and $6,144,000 respectively. The losses were due to a strengthening of the US dollar versus the Canadian dollar. The majority of the loss relates to unrealized losses on our long-term debt and did not significantly impact our cash flows during the quarter. The company had no significant foreign exchange losses during the same periods in fiscal 2008.

At February 28, 2009 the Company had cash and cash equivalents totaling $4,213,000, as compared to $11,905,000 of cash and cash equivalents as well as $11,916,000 of restricted cash as of May 31, 2008.

Strategic changes made over the past twelve months, coupled with focused capital conservation efforts, have assisted the Company in conserving capital while continuing to advance its key assets. Although these have been some very positive steps forward for the Company, its ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans and on securing additional sources of financing. Based on its current operating plan, the Company estimates that its working capital will be sufficient to meet financial requirements until July 2009. The Company is exploring various sources of financing while focusing on increasing operating revenue and reducing operating expenses in order to sustain operations beyond July 2009. There is no certainty that the Company will be able to obtain financing on acceptable terms, or that it will increase product revenue or reduce operating expenses to the extent necessary.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to the actions taken or planned, some of which are described above, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing the Company's financial statements. There is no certainty that these and other strategies will be sufficient to permit the Company to continue as a going concern. If the "going concern" basis is not appropriate, then adjustments to the financial statements would be necessary including in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. An expanded version of Management's Discussion and Analysis and the financial statements for the nine month period ended February 28, 2009 is accessible on Medicure's website at www.medicure.com.

Notification of Conference Call:
Medicure has scheduled a conference call to review its results of operations for the third quarter ended February 28, 2009:

Date: April 15, 2009
Time: 8:30 am Eastern Time
Telephone: 1-866-225-9256 or 1-416-641-6139

Archive of Conference Call:
Telephone: 1-800-408-3053 or 1-416-695-5800
Passcode: 7668474
Expires: April 22, 2009

About Medicure Inc.
Medicure Inc is a biopharmaceutical company focused on the research, development and commercialization of novel small molecules to treat cardiovascular and neurological disorders. The Company's primary business activity is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) for acute coronary syndromes.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company's stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the "Risk Factors" section of its Form 20F for the year ended May 31, 2008.

For more information, please contact:
Albert D. Friesen, Ph.D.
President & CEO
Tel. 888-435-2220
Fax 204-488-9823